August 31, 2006

Syed Irfan Husain
President, Chief Executive Office, Chief Financial Officer, and Chairman of the Board
American Business Holdings Inc.
1223 Wilshire Boulevard, Suite 851
Santa Monica, CA 90403

Re: **American Business Holdings Inc.**
        Amendment No. 2 to Registration Statement on Form SB-2
        File No. 333-132429
        Filed on August 11, 2006

Dear Mr. Husain:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We refer to your revisions in response to prior comment 1. We continue to note your statement on pages 12 and 13 that you are "the principal manufacturer of bags for packaging agricultural products in the Democratic Republic of Congo." Please provide us with support for these statements or delete them.

Risk Factors, page 2

We must comply with numerous environmental, health and safety laws and regulations…, page 3

2.   We note your response to prior comment 4 that the registration statement has been revised to state that Tissakin complies with all Congolese Government regulations concerning health and safety laws. We continue to believe that you should discuss the nature of the environmental, health and safety laws and regulations that you are subject to and how they may differ from United States laws and regulations in these areas. For example, please discuss the liability structure that the DRC imposes on companies with respect to alleged contamination of sites they own.

Management Discussion and Analysis, page 13

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total Expenses, page 15

3.   We note that you have revised your disclosure to separately address changes in depreciation expense. However, your discussion of general and administrative expenses indicates that other general and administrative expenses have decreased when in fact non-depreciation general and administrative expenses have increased $25,370, or 154% year over year. Please revise your disclosure to explain this increase. Similarly, we note that for the three months ended March 31, 2006 you disclose that general and administrative expenses increased due to increased travel expenses. However, it appears that non-depreciation general and administrative expense actually decreased as compared to the prior quarter. Please revise this discrepancy as well.

Report of Independent Registered Public Accounting Firm

4.   Please include the report of your independent registered public accountant related to the December 2005 and 2004 financial statements in accordance with Rule 2-02 of Regulation S-X.

Financial Statements

5.   Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

Part II. Information Not Required in the Prospectus

Exhibit 23

6.   We note that the consent you filed with Amendment No. 2 to Form SB-2 granted permission to use the independent accountant's report dated June 9, 2006 in Amendment No. 1 to Form SB-2. Please ensure that a current, signed consent is obtained from your auditor and is filed with each amendment.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Beshears, Senior Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at (202) 551-3401 or me at (202) 551-3694 with any other questions.

                                        Sincerely,

                                        Owen Pinkerton
                                        Senior Counsel

cc: Gregg E. Jaclin, Esq. *(via fax)*